SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K
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                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934
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For the Month of September, 1999               Commission File Number: 001-12003
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                               MERIDIAN GOLD INC.
                 (Translation of Registrant's Name into English)

                          9670 Gateway Drive, 2nd Floor
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)
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Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [x]
                                     ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [X] No [ ]
                                     ---    ---

Meridian Gold Inc.                                  [LOGO OF MERIDIAN GOLD INC.
9670 Gateway Drive, 2nd Floor                               APPEARS HERE]
Reno, Nevada 89511
Phone: 775-850-3777
Fax: 775-850-3733




                MERIDIAN GOLD REPORTS THIRD QUARTER 1999 RESULTS
                      (All dollar amounts in U.S. currency)

Reno, Nevada, October 21, 1999 - Meridian Gold Inc. today reported third quarter gold production of 63,300 ounces at a cash cost of $153 per ounce. Good performance continued at Jerritt Canyon with higher grades and efficiencies. Beartrack also had a strong third quarter with higher production versus last year. Based on year-to-date gold production of 172,000 ounces at an average cash cost of $175 per ounce, Meridian is expected to meet or exceed its 1999 projections of 250,000 ounces of gold production at an average cash cost of $200 per ounce. The above-stated production for the third quarter does not include any production from El Penon, which shipped its first gold and silver on October 6, 1999.

For the third quarter, the Company realized a loss of $3.8 million, or $0.05 per share. This compares to a loss in last year's third quarter of $8.2 million, or $0.11 per share.

On October 18, 1999, Meridian converted the El Penon financing with Standard Bank to the long-term facility. Meridian has borrowed $30 million from Standard with a 5-year term and an interest rate of LIBOR + 2.25% converting to LIBOR + 2.0% after completion tests are achieved. Meridian also has $20 million additional undrawn credit, which can be used by the Company for corporate purposes.

At the end of the quarter, Meridian's hedge position, which was put in place as a requirement of the El Penon loan financing, was as follows:


                    Gold Fixed Forwards                   Silver Forwards
 Year            Ounces          Avg Price           Ounces            Avg Price
 ----            ------          ---------           ------            ---------
 1999                     --         --                   400,000        $5.34
 2000                 88,440        $305                1,430,000        $5.34
 2001                 91,800        $309                1,700,000        $5.34
 2002                103,310        $313                1,800,000        $5.34
 2003                107,680        $317                2,000,000        $5.34
 2004                 93,770        $321                2,000,000        $5.34

                         Gold Puts
 Year            Ounces         Strike Price
 1999                  8,000        $285
 2000                 32,000        $285
 2001                 27,000        $285

Because the majority of Meridian's expected gold production is unhedged (only 10% of the gold reserves and resources are hedged), Meridian is in a position to benefit from the recent increases in the price of gold. Meridian's hedging was done to facilitate the borrowing capability of the Company and to minimize the loan risk while allowing gold price upside for its investors. The gold forwards contracted contain no lease-rate swap risk. The only lease rates that have not been fixed are for silver forwards in the years 2003 and 2004.

Meridian Gold's balance sheet remained strong at the end of the third quarter, with cash resources of $25.1 million to support additional growth.

THIRD QUARTER RESULTS
Sales for the quarter were $17.3 million, versus $14.2 million in the third quarter of 1998, due to increased production at the Beartrack mine. Realized gold prices averaged $261 per ounce in the third quarter, versus $285 per ounce in the prior year's quarter. Cash production costs in the third quarter were $153 per ounce, versus $199 per ounce in 1998.

At Beartrack, gold production in the third quarter was 37,600 ounces, with cash costs of $121 per ounce. This compares to third quarter 1998 production of 26,500 ounces at a cash cost of $219 per ounce. Beartrack is expected to produce 120,000 ounces of gold at an average cash cost of $165 per ounce for the full year 1999.

At Jerritt Canyon, the Company's share of production in the third quarter was 25,700 ounces of gold, versus 26,100 in the prior year's quarter. Cash costs were $199 per ounce versus $181 per ounce, as head grades decreased due to the cessation of open pit mine production and the resultant increase in the amount of low-grade stockpile material fed to the mill. Jerritt Canyon continues to perform well, however, having year-to-date gold production of 77,500 ounces of gold at an average cash cost of $199 per ounce. Jerritt Canyon is expected to meet its 1999 full year target of 100,000 ounces of production (Meridian's share) at a cash cost of $210 per ounce.

Exploration spending in the third quarter, primarily at El Penon, was $2.9 million, compared to $4.0 million in the third quarter of 1998.

RESULTS FOR THE FIRST NINE MONTHS
For the first nine months of 1999, the Company recorded a loss of $12.4 million, or $0.17 per share, compared to a loss of $18.7 million or $0.25 per share for the first nine months of 1998.

Sales for the first nine months were $46.2 million, versus $44.4 million in the same period last year. Gold production was higher, at 171,600 ounces versus 157,300 ounces, while the average realized price of gold fell to $272 per ounce from $294 per ounce. Exploration spending for the first nine months, primarily at El Penon, was $8.0 million, slightly lower than the $9.3 million spent in the same period last year.

EL PENON UPDATE
The El Penon mine in northern Chile commenced milling operations on September 2 and poured its first gold on September 20. The plant has undergone a smooth commissioning process and is, at the time of this release, operating at approximately 75% of its design capacity of 2,000 tonnes per day. Over the fourth quarter, the Company expects to continue the orderly increase toward design rates. Open pit ore is currently being sourced to feed the mill, with underground ore production scheduled to feed the mill beginning the first of next year.

Two shipments containing 5,700 ounces of gold and 78,300 ounces of silver have been shipped from El Penon during the month of October.

EXPLORATION UPDATE
El Penon - Exploration drilling has continued, and since March 22, reverse circulation holes totaling 49,403 meters have been drilled. In the third quarter, surface exploration drilling was concentrated at the proposed Amatista pit dump, Quebrada Colorada, and El Valle. At El Valle, 38 holes were drilled to expand and better define a northeast trending resource zone between Quebrada Orito and Discovery Wash. This drilling was concentrated along 500 meters of strike length. The El Valle zone will be remodeled with an updated resource estimate completed in early 2000.

At Quebrada Colorada Sur, a 38 hole step-out and subsequent in-fill drilling program was concentrated along a 270 meter strike length starting approximately 200 meters south of the existing resource. Nearly continuous ore-grade mineralization was encountered along a strike length of approximately 120 meters. High-grade mineralization, comparable to the main Quebrada Colorada resource, appears to be hosted in a narrow package of sub-parallel quartz veins with a steep easterly dip. An updated resource estimate for the entire Quebrada Colorada zone will be made in early 2000 once drilling is completed for this year.

Rossi - Barrick's surface exploration and development of the decline to access the 49'er Zone in the STORM Resource have continued on schedule. A second surface drilling program was started in September in the vicinity of the STORM resource and to test new targets elsewhere on the property. Funding for these activities is provided by Barrick under the terms of the Meridian-Barrick joint venture.

The decline (portaled in the Dee Pit) has advanced to over 3,000 feet and is approximately at the Rossi property boundary. To date, all of the rocks encountered have been Bootstrap Limestone and breccia, and rock conditions have been as expected. The decline is planned to be completed late in the fourth quarter, and underground drilling of the 49'er Zone will follow its completion.

Other Exploration Activities - In Mexico, fieldwork has started on the Venturina Project (a Joint Venture with International Northair Mines). This work consists of mapping, trenching, sampling, road building, and rehabilitation of historic underground workings. These workings are being accessed to allow detailed mapping and sampling and to confirm historic records of high-grade underground mineralization. Drilling is scheduled for the first quarter next year.

Additional reconnaissance activities are continuing in Mexico, as well as Peru, where a new exploration office was opened in Lima last quarter.

Y2K UPDATE
Meridian has been actively engaged in the year 2000 issue since early 1997 when the Company implemented its plans to address the potential impacts of the year 2000. The Company has inventoried all hardware, software and equipment control systems at all locations, and as of September 30, 1999 no significant problems have been found. Monitoring and minor testing will continue throughout the fourth quarter to ensure completeness of these results.

To date, the cost of testing and compliance or upgrade measures has been less than $50,000. Future spending is not expected to increase significantly, although subsequent testing may lead to discovery of material issues.

Meridian has contacted key refiners and suppliers to determine whether they are actively managing their year 2000 risk and working toward compliance by the end of 1999. The Company has contacted alternate sources where existing ones have not confirmed expected compliance.

It is currently believed that the Company's critical operating and financial systems are all year 2000 compliant. In the event that year 2000 issues are either not detected or are not resolved, all of the Company's mission-critical functions are capable of being performed manually. However, it is not possible to be certain that all aspects of the year 2000 issue affecting the Company, including those relating to the efforts of customers, suppliers or third parties, will be fully resolved. Failures may materially and adversely affect the Company's results of operations, liquidity and financial condition. The completion of the Company's year 2000 action plan is expected to significantly reduce these uncertainties.

Meridian Gold Inc. is a growth gold business with its common shares traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

----------------------------
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel:  (775) 850-3730
     Investor Relations             Fax: (775) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com



                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Operations
             (Unaudited and in US$ millions, except per share data)

                                                             Three Months                 Nine Months
                                                          Ended September 30           Ended September 30
                                                           1999        1998             1999        1998

     Sales                                                   $17.3       $14.2            $46.2       $44.4

     Costs and expenses
           Operating expenses                                 12.1        11.1             34.6        33.6
           Depreciation, depletion and amortization            5.2         6.6             13.5        17.4
           Exploration costs                                   2.9         4.0              8.0         9.3
           Selling, general and administrative
             expenses                                          1.4         1.4              4.0         4.8
                                                               ---         ---              ---         ---
     Total costs and expenses                                 21.6        23.1             60.1        65.1

     Operating loss                                          (4.3)       (8.9)           (13.9)      (20.7)

     Interest income                                           0.5         0.7              1.6         2.2

     Gain / (Loss) on Disposal of Assets                       0.0         0.0            (0.1)         0.2
                                                               ---         ---            -----       -----

     Net loss                                               $(3.8)      $(8.2)          $(12.4)     $(18.7)
                                                            ======      ======          =======     =======

     Loss per common share                                 $(0.05)     $(0.11)          $(0.17)     $(0.25)
                                                           =======     =======          =======     =======

     Weighted average common shares outstanding               73.7        73.6             73.7        73.6
                                                              ====        ====             ====        ====
           (millions)




                               Meridian Gold Inc.
                           Operating Data (Unaudited)

                                                             Three Months                 Nine Months
                                                          Ended September 30           Ended September 30
                                                           1999        1998             1999        1998

     Beartrack Mine
           Gold production - heap leach (ounces)            37,571      26,518           94,059      78,695
           Tonnes mined (thousands)
               Ore                                           1,424       1,255            3,948       3,092
               Waste                                         1,083       2,271            3,038       5,484
                                                             -----       -----            -----       -----
                   Total                                     2,507       3,526            6,986       8,576

     Average heap leach grade (grams / tonne)                 1.03        0.89             0.90        0.72

     Cash cost of production / ounce                         $ 121       $ 219            $ 155       $ 225

     Jerritt Canyon Joint Venture
           Gold production (ounces)                         25,745      26,102           77,516      78,646
           Tonnes mined (100%, thousands)
               Ore                                             350         252              970         594
               Waste                                         2,341       3,015            7,871      10,684
                                                             -----       -----            -----      ------
                   Total                                     2,691       3,267            8,841      11,278

           Mill tonnes processed (100%, thousands)             415         328            1,189         995
           Average mill ore grade (grams / tonne)             7.09        9.02             7.56        8.98
           Mill recoveries                                   91.1%       90.1%            91.1%       90.6%

     Cash cost of production / ounce                         $ 199       $ 181            $ 199       $ 180


     Totals
     Ounces of gold produced                                63,316      52,620          171,575     157,341
     Ounces of gold sold                                    63,366      49,709          168,069     150,743
     Average realized price / ounce                          $ 261       $ 285            $ 272       $ 294

     Cash cost of production / ounce                         $ 153       $ 199            $ 175       $ 201





                               Meridian Gold Inc.
                      Consolidated Condensed Balance Sheets
                         (Unaudited and in US$ millions)

                                                                     September 30          December 31
                                                                     ------------          -----------
                                                                         1999                  1998

     Assets
     Current Assets
           Cash and cash equivalents                                         $ 25.1                $ 34.1
           Trade receivables                                                    2.6                   8.1
           Inventories                                                          5.4                   6.3
           Other current assets                                                 1.5                   1.5
                                                                                ---                   ---
     Total current assets                                                      34.6                  50.0
                                                                               ----                  ----

     Property, plant and equipment, net                                       101.9                  57.5
     Other assets                                                               2.3                   2.6
                                                                                ---                   ---

     Total Assets                                                           $ 138.8               $ 110.1
                                                                            =======               =======


     Liabilities and Shareholders' Equity
     Current Liabilities
           Accounts payable, trade and other                                  $ 4.1                 $ 3.9
           Accrued and other liabilities                                       12.5                   9.6
                                                                               ----                   ---
     Total current liabilities                                                 16.6                  13.5
                                                                               ----                  ----

     Long-term debt                                                            30.0                   0.0
     Other long-term liabilities                                               31.0                  23.1
                                                                               ----                  ----
     Total liabilities                                                         77.6                  36.6

     Shareholders' equity                                                      61.2                  73.5
                                                                               ----                  ----

     Total liabilities and shareholders' equity                             $ 138.8               $ 110.1
                                                                            =======               =======





                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Cash Flows
                         (Unaudited and in US$ millions)


                                                             Three Months                 Nine Months
                                                          Ended September 30           Ended September 30
                                                           1999        1998             1999        1998

     Net loss                                              $ (3.8)     $ (8.2)         $ (12.4)    $ (18.7)

     Provision for depreciation, depletion and
           amortization                                        5.2         6.6             13.5        17.4
     Changes in assets and liabilities, net                    3.4         3.5             17.9         6.6
                                                               ---         ---             ----        ----

     Net cash provided by operating
          activities                                           4.8         1.9             19.0         5.3

     Cash flows from investing activities
           Capital spending                                 (17.9)       (2.6)           (58.2)       (8.8)
           Disposal of assets                                   --          --              0.1          --
                                                               ---         ---              ---         ---

     Net cash used in investing activities                  (17.9)       (2.6)           (58.1)       (8.8)

     Cash flows from financing activities
           Proceeds from borrowings                             --          --             30.5          --
           Repayment of long- term borrowings                   --          --            (0.5)          --
           Redemption of preferred shares                       --          --            (0.1)          --
           Proceeds from sale of common stock                  0.1          --              0.2          --
                                                               ---         ---              ---         ---

     Net cash provided by financing activities                 0.1          --             30.1          --
                                                               ---         ---             ----         ---

     Decrease in cash and cash
          equivalents                                       (13.0)       (0.7)            (9.0)       (3.5)

     Cash and cash equivalents, beginning
          of period                                           38.1        51.5             34.1        54.3
                                                              ----        ----             ----        ----

     Cash and cash equivalents, end of period                $25.1      $ 50.8            $25.1      $ 50.8
                                                             =====      ======            =====      ======


                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 1999                MERIDIAN GOLD INC.

                                      By: /s/ Brian J. Kennedy
                                          --------------------
                                          Brian J. Kennedy
                                          President and Chief Executive Officer